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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Carmike Cinemas, Inc.
(Name of Issuer)
Common Stock, par value $0.03 per share
(Title of Class of Securities)
143436400
(Cusip Number)
Erin Ross Watershed Asset Management, L.L.C. One Maritime Plaza, Suite 1525 San Francisco, California 94111 (415) 391-8900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS Watershed Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 853,185 Shares, which is 6.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 152,215
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 152,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS Watershed Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 853,185 Shares, which is 6.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 467,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 467,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 853,185 Shares, which is 6.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 853,185
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 853,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 10 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 853,185 Shares, which is 6.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 619,315
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 619,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 10 Pages

13D

CUSIP No. 143436400

1	NAMES OF REPORTING PERSONS Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 853,185 Shares, which is 6.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 853,185
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 853,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 10 Pages

This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on August 8, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

As previously reported in the prior Schedule 13D, the Company nominated Kevin D. Katari to fill a vacancy on the Company’s Board of Directors. Mr. Katari was later elected and served on the Company’s Board of Directors until May 22, 2008, when his term as Director ended. As of such date, Mr. Katari is no longer a member of the Company’s Board of Directors. Mr. Katari is a managing member of Watershed Asset Management, L.L.C. and WS Partners, L.L.C., two of the Reporting Persons herein.

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Partnerships and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or other persons regarding the Company, including but not limited to its operations or its capital structure.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Partnerships

Page 7 of 10 Pages

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,819,481 Shares outstanding as of April 30, 2008 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the Securities and Exchange Commission on May 12, 2008.

(c)	There were no purchases or sales of Shares by any of the Partnerships in the past 60 days.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

(b)	The Management Company
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	There were no purchases or sales of Shares by the Management Company on behalf of Watershed Offshore in the past 60 days.

(d)

The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

(e)	Not applicable.

(c)	The General Partner
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

Page 8 of 10 Pages

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

(d)	The Individual Reporting Person
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and each of the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

WATERSHED CAPITAL PARTNERS, L.P., and

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.,

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 10 of 10 Pages